Exhibit 99.1

HIMAX TECHNOLOGIES, INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of Himax Technologies, Inc., a Cayman Islands company (the “Company”), will be held at 9:00 a.m., local time, on September 10, 2008, at the Incubator at Tainan Science Park, Room B101 (International Conference Hall) No. 12, Nanke 2nd Road, Tainan Science Park, Tainan County, Taiwan, for the following purposes:

1.        To adopt the 2007 audited accounts and financial reports

2.        To re-elect Jung-Chun Lin as a director of the Company

3.        To transact any other business properly brought before the Meeting

Members of record at the close of business on July 21, 2008 of shares in the capital of the Company will be entitled to vote at the Meeting or any adjournment or postponement thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s Amended and Restated Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each ordinary share held by him on the Record Date.

Please note that the Company’s 2007 annual report has been published on the Company’s website and hard copies of the annual reports of the Company are also available for shareholders upon request. Should you want to obtain a copy of our annual report, you can (1) view the annual report at the Company’s website at http://www.himax.com.tw/en/investor/ir-Financial-Information.asp; (2) notify the Company of your email address if you request for a soft copy; (3) notify the Company of your mailing address if you request for a hard copy. Below please find the Company’s IR contact information:

Email: jessie_wang@himax.com.tw    or
Address: Investor Relations, Himax Technologies, Inc.
10F, No. 1, XiangYang Road, Taipei 10046, Taiwan

By Order of the Board of Directors

Jordan Wu
Director, CEO and President
July 28, 2008